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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                           First Franklin Corporation
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   320272 10 7
                                 --------------
                                 (CUSIP Number)


                                 Terri R. Abare
                       Vorys, Sater, Seymour and Pease LLP
                             Suite 2100, Atrium Two
                             221 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-4001
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP NO.   320272 10 7
           --------------

1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF REPORTING PERSON:

                  Thomas H. Siemers
                  ###-##-####


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]
         (b) [X]


3.       SEC USE ONLY:


4.       SOURCE OF FUNDS:

                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                          [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:              154,287
8.       SHARED VOTING POWER:             36,200
9.       SOLE DISPOSITIVE POWER:         114,341
10.      SHARED DISPOSITIVE POWER:       178,839


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  293,180


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES:                                 [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  17.98%

14.      TYPE OF REPORTING PERSON:

                  IN



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                                  SCHEDULE 13D

CUSIP NO.   320272 10 7
           --------------

1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF REPORTING PERSON:

                  Franklin Savings and Loan Company
                  Employee Stock Ownership Plan
                  31-1230691


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]
         (b) [X]


3.       SEC USE ONLY:


4.       SOURCE OF FUNDS:

                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                          [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                  0
8.       SHARED VOTING POWER:                0
9.       SOLE DISPOSITIVE POWER:             0
10.      SHARED DISPOSITIVE POWER:           150,939


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  150,939

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES:                                 [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  9.26%

14.      TYPE OF REPORTING PERSON:

                  EP



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Item 3.           Source and Amount of Funds or Other Consideration

                  The source of funds for Mr. Siemers are personal. The source of funds for the Franklin Savings and Loan Company Employee Stock Ownership Plan ("ESOP") are contributions to the ESOP by First Franklin Savings and Loan Company ("Franklin"), which is a wholly-owned subsidiary of the Issuer.

Item 4.           Purpose of Transaction

                  Shares beneficially owned by Mr. Siemers have been acquired for investment. The ESOP, for which Mr. Siemers serves as trustee, is maintained for the benefit of the employees of Franklin and may purchase or dispose of shares of First Franklin Corporation.

Item 5.           Interest in Securities of the Issuer.

                  (a) Mr. Siemers beneficially owns 293,180 shares, which is 17.98% of the total issued and outstanding common shares of the Issuer. The ESOP beneficially owns 150,939 shares, which is 9.26% of the total issued and outstanding common shares of the Issuer. Mr. Siemers is the trustee of the ESOP.

                  (b) Mr. Siemers has sole voting power with respect to 106,216 shares which he owns directly, 8,125 shares subject to options that he holds and 39,946 shares allocated to his ESOP account. Mr. Siemers has shared voting power with respect to 27,900 shares held by Mr. Siemers' spouse and 8,300 unallocated ESOP shares for which the ESOP grants the power to vote to the ESOP administrative committee of which Mr. Siemers is a member. Mr. Siemers has sole dispositive power with respect to the 106,216 shares he owns directly and the 8,125 shares subject to options. Mr. Siemers has shared dispositive power with respect to the 27,900 shares held by his spouse and the 150,939 shares owned by the ESOP.

                           At December 31, 1999, there were 150,939 shares of the Issuer owned by the ESOP. Under the terms of the ESOP, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. Neither Mr. Siemers nor the ESOP has voting power over shares allocated to others. As of December 31, 1999, 142,639 shares were allocated to ESOP participants.

                           The trustee has limited power to dispose of the ESOP shares, as set forth in the ESOP and the Trust Agreement. The trustee is directed by the ESOP to invest ESOP assets primarily in shares of the Issuer.

                           The ESOP disclaims beneficial ownership of any shares of the Issuer beneficially owned by Mr. Siemers that are not those reported above as being owned by each of them. Mr. Siemers expressly disclaims beneficial ownership of shares of the Issuer owned by his adult children who do not live with him.

                  (c)      None.

                  (d)      Inapplicable.

                  (e)      Inapplicable.




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Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 11, 2000


                                             Franklin Savings and Loan Company
                                             Employee Stock Ownership Plan




/s/ Thomas H. Siemers                        /s/ Thomas H. Siemers
---------------------                        ------------------------------
    Thomas H. Siemers                            Thomas H. Siemers, Trustee






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